UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Other Information

On October 13, 2023, MMTEC, Inc. (the “Company”) issued a press release announcing November 10, 2023 as the date of its 2023 annual meeting of shareholders. The record date for shareholders entitled to vote at the meeting is October 10, 2023. A copy of the press release attached as Exhibit 99.1 to this current report on Form 6-K.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: October 13, 2023

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